UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	February	,	2012
Commission File Number	001-31930

ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Material Change Report, dated February 13, 2012.

Document 1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Anooraq Resources Corporation
4th Floor – 82 Grayston Drive
Sandton, 2146
South Africa

2.	Date of Material Change

February 2, 2012

3.	News Release

News releases were issued by Anooraq Resources Corporation (“Anooraq”) (TSXV:ARQ; AMEX:ANO; JSE:ARQ) through newswire services on February 2, 2012.  Copies of such news releases are attached hereto as Schedule A and form a part hereof.

4.	Summary of Material Change

Anooraq and Anglo American Platinum Corporation (“Amplats”) announced on February 2, 2012 that they had agreed to the key terms in respect of a transaction (the “Transaction”) to restructure, recapitalise and refinance Anooraq and the Bokoni group of companies (“Bokoni group”).

5.	Full Description of Material Change

Anooraq and Amplats have agreed to a new strategic plan for the Bokoni group resulting in the sale of certain assets representing undeveloped platinum group metals resources to Amplats, recapitalization and refinancing of Anooraq and the Bokoni group, together with accelerated production growth at Bokoni Platinum Mine. The completion of the Transaction is subject to certain conditions, including the settlement of definitive agreements and receipt of applicable regulatory approvals.  See news releases attached hereto as Schedule A for complete details regarding the proposed Transaction.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Joel Kesler
Executive, Corporate Development
+27 11 779 6800

9.	Date of Material Change Report

February 13, 2012.

SCHEDULE A
NEWS RELEASE

Attached.

ANOORAQ, ANGLO AMERICAN PLATINUM LIMITED ANNOUNCE
RESTRUCTURE, RECAPITALIZATION AND REFINANCING TRANSACTION FOR ANOORAQ AND BOKONI
GROUP

February 2, 2012: Attention is drawn to the joint announcement dated February 2, 2012 in which Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) and Anglo American Platinum Limited (“Amplats”) (collectively, “the Parties”) announced that they have agreed to refinance Anooraq, restructure and recapitalize the Bokoni Platinum group of companies (“Bokoni group”) (“the transaction”).

Key highlights of the transaction for Anooraq include:
•
The Parties agree to a new strategic plan for the Bokoni group resulting in the disposal of undeveloped platinum group metals (PGM1) ounces to Amplats, recapitalization and refinancing of Anooraq and the Bokoni group, together with accelerated production growth at Bokoni Platinum Mine. The new plan includes:

o
accelerating production growth at Bokoni Platinum Mine through a new ZAR2.6 billion (US$325 million) capital development programme, adding 100,000 PGM ounces per annum to the Bokoni Platinum Mine production profile by 2016, which had previously been deferred until after 2020;

o
implementing a strategic re-alignment of the Bokoni group exploration and development mineral assets, by consolidating these assets into existing mine operations at Amplats’ Twickenham and Mogalakwena mines, as well as an enlarged Bokoni Platinum Mines operation. The net effect of the strategic re-

________________________
1 PGM ounces refer to platinum, palladium, rhodium and gold

alignment is that Anooraq will dispose of its entire interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to Amplats for a net consideration of ZAR1.7 billion (US$213 million) and utilize these proceeds to partially reduce its debt outstanding to Amplats. Anooraq will continue to hold a 51% majority interest in the enlarged Bokoni Platinum Mine with Amplats retaining a 49% minority interest.

•	The Parties solidify a long-term strategic partnership by Amplats extending its 26% equity investment in Anooraq through to 31 December 2018.

•	The Parties agree to deleverage, recapitalize and refinance the Anooraq and Bokoni group balance sheets by:

	o	entering into an interest standstill agreement effective 1 July 2011, resulting in a ZAR300 million (US$37.5 million) interest saving for Anooraq;

o
Anooraq utilizing the proceeds of the mineral asset disposal and interest standstill agreement to reduce its debt owing to Amplats by 66% from approximately ZAR3 billion (US$375 million) to approximately ZAR1 billion (US$125 million);

	o	Anooraq consolidating all of its historical debt owing to Amplats (ZAR1 billion (US$125 million)) under one debt facility (the “Consolidated Debt Facility”);

o
Amplats extending to Anooraq an additional amount of up to ZAR1.3 billion (US$163 million) under the Consolidated Debt Facility to fund its share of growth at the Bokoni Platinum Mine operations through to 2020, with a maximum facility limit of ZAR2.3 billion (US$288 million);

o
reducing Anooraq’s cost of borrowing from 16% to a weighted average interest rate escalating from 0% to approximately 12% through to 2020, with a low interest rate during the capital intensive growth phase at Bokoni Platinum Mine through to 2016 as detailed in the indicative interest table below:

Debt balance	2012 (%)	2013 (%)	2014 (%)	2015 (%)	2016 (%)	2017 (%)	2018 (%)	2019 (%)	2020 (%)
First tranche (ZAR1 billion)	0.0	0.0	0.0	2.5	5.0	7.5	10.0	15.0	15.0
Second tranche (ZAR1 billion)	5.0	5.0	10.0	10.0	12.5	15.0	15.0	20.0	20.0
Third tranche (ZAR300 million)	15.0	15.0	15.0	15.0	20.0	20.0	20.0	25.0	25.0
Estimated weighted average interest rate (%)	0.5	1.4	4.3	6.9	9.4	10.8	11.6	15.0	15.0

o	Anooraq not being required to issue any new equity under the financial restructure, recapitalization and refinancing plan.

•	The Parties extending their existing concentrate purchase agreement between Amplats and Bokoni Platinum Mine through to 2020 on the same terms.

•	Amplats providing Anooraq with a working capital facility of ZAR90 million (US$11 million) to fund its corporate and administrative expenses through to 2015.

•
Amplats and Anooraq agreed on a new operating protocol for the management of the Bokoni operations, which will increase Amplats’ active involvement in areas of the operations relating to mining, processing and capital projects execution.

•	A new Managing Director, Dawid Stander, has been appointed at Bokoni Platinum Mine (refer to the Company announcement of 1 February 2012).

Commenting on the transaction, Harold Motaung, the Chief Executive of Anooraq, said, “This transaction lays the foundation for a sustainable future for Anooraq and a workable growth plan at Bokoni Platinum Mine. We have worked closely with our partners, Amplats, to put the right team and financial framework in place to facilitate a fully funded and exciting new growth phase at Bokoni Platinum Mine going forward.”

Chief Executive Officer of Amplats, Neville Nicolau, commented, “This transaction provides Amplats with access to mineral properties that provide synergies with our operations at Mogalakwena and Twickenham. The refinancing and restructuring position the Bokoni Platinum Mine for expansion into a substantial and sustainable operation.

The transaction is in line with our commitment to black economic empowerment. We seek not only to comply with the Mineral and Petroleum Resources Development Act (“MPRDA”) but also to transfer technical, mining, project execution and management skills to our joint venture partners. We believe that this is a more sustainable Black Economic Empowerment (“BEE”) model.  Our mining, process and capital projects teams will become more involved in the day-to-day running of the Bokoni Platinum Mine in order to facilitate skills transfer. We recognise that the successful implementation of BEE policies in the mining industry requires commitment and cooperation between mining companies, the BEE partners and Government.”

The Department of Mineral Resources (“DMR”) said, “We are pleased that the parties have made progress with their restructure plan and look forward to them completing definitive agreements for review by the regulator. We are encouraged that the transaction supports the objectives of the MPRDA, read together with the Mining Charter and look forward to seeing both Anooraq and the

Bokoni group realising their full potential as meaningful and significant participants in the South African PGM sector into the future”.

Conference call
This transaction announcement will be followed by a conference call hosted by Anooraq and Amplats to discuss further details of the transaction at 10:00 Eastern Standard Time (“EST”) (17:00 Central African Time (“CAT”)) on Thursday, February 2, 2012. The dial-in details for the conference call are listed below. A playback will be available for three days after the call. The presentation to be used during the call will be available for downloading on the Company’s website at 09:30 EST (16:30 CAT) on Thursday, February 2, 2012.

Conference call dial-in facilities
Johannesburg, South Africa	17:00 (local time)	Toll: 011 535 3600 Toll-free: 0 800 200 648
London, United Kingdom	15:00 (local time)	Toll-free: 0 800 917 7042
New York, United States	10:00 (local time)	Toll-free: 1 800 860 2442
Toronto, Canada	10:00 (local time)	Toll-free: 1 866 605 3852
Other countries	International toll: +27 11 535 3600

Playback facility
SA and other	Code 2159#	Toll +27 11 305 2030
United Kingdom	Code 2159#	Toll-free 0 808 234 6771
United States & Canada	Code 2159#	Toll +1 412 317 0088

Queries:

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Melanie de Nysschen / Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to the completion of the Bokoni Group restructure and refinancing;

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

•	operating and technical difficulties in connection with mining development activities;

•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

	o	expected effective future tax rates in jurisdictions in which our operations are located;

	o	the protection of the health and safety of mine workers; and

	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and

•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.

February 2 2012

RESTRUCTURE, RECAPITALISATION AND REFINANCING PLAN FOR ANOORAQ AND THE BOKONI GROUP OF COMPANIES, FURTHER CAUTIONARY ANNOUNCEMENT

1.	Introduction

The boards of directors of Anglo American Platinum Corporation (“Amplats”) (JSE: AMS), a 79% held subsidiary of Anglo American plc, and Anooraq Resources Corporation (“Anooraq”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) (collectively “the Parties”) are pleased to announce that they have agreed the key terms in respect of a transaction to restructure, recapitalise and refinance Anooraq and the Bokoni group of companies (“Bokoni group”) (the “Transaction”).

2.	Background

In July 2009, the Parties entered into a transaction that resulted in the creation of the Bokoni group by consolidating Bokoni Platinum Mine (formerly Lebowa Platinum Mine), as well as the Ga-Phasha, Boikgantsho and Kwanda Platinum Group Metals (“PGM”) projects under one consolidated group structure. Anooraq acquired 51% of the Bokoni group, which acquisition involved Anooraq vending in its existing 50% share in the Ga-Phasha, Boikgantsho and Kwanda joint venture projects, and acquiring an additional effective 1% controlling interest in them with Amplats retaining a 49% shareholding in the Bokoni group. Anooraq acquired its 51% interest in the Bokoni group for a net cash consideration of ZAR2.6 billion (US$325 million1). The net cash consideration was settled by way of a cash payment of ZAR1.5 billion (US$188 million), and through the issue to Amplats of convertible preference shares (“B preference shares”), which entitled Amplats to convert its B preference shares into 115.8 million Anooraq common shares, representing 26% of Anooraq’s fully diluted issued share capital, at any time prior to 1 July 2018 (the “Original Transaction”).

The Original Transaction sought to transform the South African PGM mining landscape by Amplats facilitating the transformation of Anooraq into a significant and sustainable, historically disadvantaged South African (“HDSA”) controlled PGM producer. It comprised a cornerstone empowerment transaction for Amplats in complying with the 2014 HDSA ownership requirements, as required by the Mining Charter for the conversion of its ‘old-order’ mining rights to ‘new-order’ mining rights in terms of the Mineral and Petroleum Resources Development Act.

3.	Transaction rationale

In April 2011 the Parties initiated a detailed review of the technical assumptions informing the Original Transaction and its associated financing structure. The review has resulted in the Parties agreeing to a new strategic approach and operating plan for the Bokoni group, as well as a recapitalisation and refinancing plan to facilitate its new growth plan.

The new strategic plan for the Bokoni group results in the disposal of undeveloped PGM ounces to Amplats, recapitalisation and refinancing of Anooraq and the Bokoni group, together with accelerated production growth at Bokoni Platinum Mine.

____________________________
1 All financial numbers quoted in US dollars are converted at a rate of ZAR8:US$1.

Results of technical review

3.1
The emphasis for Bokoni Platinum Mine going forward will be its new Brakfontein Merensky and Middelpunt Hill (“MPH”) UG2 expansion projects currently under development, while the mature Merensky operations at Vertical and UM2 shafts will terminate within the next five years. This will allow management to focus on an accelerated development plan for Bokoni Platinum Mine’s lower cost new shaft operations, which will replace existing production from mature, high cost operations by 2016.

3.2
The Parties have agreed that the Bokoni Platinum Mine 2009 development plan to maintain steady state production at 160,000 tonnes per month (“tpm”) through to 2020 is not the optimal extraction strategy for the large resource base at Bokoni. Accordingly, the Parties have agreed on a new mineral extraction strategy to accelerate the MPH Delta 80 UG2 expansion plan, which is expected to increase existing UG2 production at Bokoni Platinum Mine. The expansion project is expected to bring forward 100,000 PGM ounces per annum of new production at Bokoni Platinum Mine to 2016, which had previously been scheduled until after 2020.

The total Bokoni Platinum Mine revised development plan will expand its production to a steady state operation of 245,000tpm by 2016.

3.3
The Parties have determined to effect a strategic re-alignment of the Bokoni group’s exploration and development mineral assets. Accordingly, the Parties have agreed to split the Ga-Phasha development project into an Eastern and Western section. The Eastern section, comprising the Paschaskraal and De Kamp mineral properties, will be consolidated into Amplats’ adjacent Twickenham operation, while the Western section, comprising the Klipfontein and Avoca mineral properties, will be consolidated into the adjacent Bokoni Platinum Mine operations. The Parties have identified the potential to access the Western section of Ga-Phasha through existing shaft infrastructure established at Bokoni’s Brakfontein property.

In addition, the Parties have determined that the Bokoni group’s Northern Limb Boikgantsho project has a strong strategic fit with Amplats’ flagship Mogalakwena North expansion plans and that this project should be consolidated into Amplats’ adjacent low cost and open cast Mogalakwena operations.

In summary, Amplats will, through a series of related transactions, acquire the whole of the Boikgantsho project and the Eastern section of the Ga-Phasha project. On implementation of these transactions, the effective net consideration of ZAR1.7 billion received by Anooraq will be applied to reduce its approximately ZAR3.0 billion debt owing to Amplats.

3.4
The acceleration of the MPH Delta 80 UG2 project will require the establishment of a new UG2 concentrator plant at the Bokoni Platinum Mine to treat the additional UG2 ore generated at the operations. The new UG2 concentrator plant is expected to expand Bokoni Platinum Mine’s current UG2 processing capacity from 65,000tpm to 165,000tpm, while total processing capacity is expected to increase to 265,000tpm by 2016.

Revised production, cost and capital expenditure estimates

•
Bokoni Platinum Mine will seek to increase production from its current base to a minimum of 300,000 PGM ounces per annum by 2016. This growth profile includes the additional production ounces to be generated from the MPH Delta 80 UG2 expansion project and completion of the Brakfontein Merensky expansion project.

•
Together with a shift from higher cost shaft operations to the new lower cost shaft operations at Bokoni Platinum Mine, the increased production volumes at the operations are expected to result in unit cost reductions.

•
The capital cost estimate for the new development plan at Bokoni Platinum Mine is ZAR2.6 billion (US$325 million). This estimate includes capital required for the completion of the Brakfontein Merensky expansion project and construction of the MPH Delta 80 UG2 expansion project, together with a new UG2 concentrator plant.

Results of financial review:

Anooraq assumed ZAR1.7 billion (US$213 million) of acquisition debt to finance the Original Transaction. In addition, Anooraq assumed a ZAR750 million (US$94 million) cashflow shortfall facility to fund its operating and capital cashflow requirements at Bokoni Platinum Mine between 2009 and 2012. With effect from 28 April 2011, Amplats assumed all of Anooraq’s outstanding debt facilities. At 31 December 2011, Anooraq’s attributable debt, including capitalised interest, had increased to approximately ZAR3 billion (US$375 million). This has resulted in a highly leveraged balance sheet position for Anooraq, which management considers excessive and undesirable in light of current global economic conditions and risks related to being highly leveraged (as described in Anooraq’s annual information form for the year ended 31 December, 2010 available on SEDAR at www.sedar.com).

The Parties have agreed to refinance, deleverage and recapitalise the Anooraq and Bokoni group balance sheets, with current debt terms to be revised, in order to ensure that both Anooraq and the Bokoni group are fully funded on a sustainable basis to finance Bokoni Platinum Mine’s growth plans through to 2020. The Parties have agreed to implement this financial restructure plan on the basis described in the Transaction Overview below.

4.	Transaction Overview

The key features of the Transaction include, inter alia:

4.1
Amplats will, through a series of related transactions, acquire the whole of the Boikgantsho project and the Eastern section of the Ga-Phasha project. On implementation of these transactions, the effective net consideration of ZAR1.7 billion received by Anooraq will be applied to reduce its approximately ZAR3.0 billion debt owing to Amplats.

4.2
The Parties will enter into an interest standstill agreement with respect to existing debt owing to Amplats effective 1 July 2011 through to 30 April 2012. This translates into an interest saving of approximately ZAR300 million (US$37.5 million) for Anooraq over the standstill period.

4.3
The net effect of the asset disposal and application of the proceeds thereof against existing debt, together with the interest standstill agreement described above is that Anooraq’s existing attributable debt owing to Amplats will reduce by 66% from approximately ZAR3 billion (US$375 million) to approximately ZAR1 billion (US$125 million).

4.4
The historical debt balance owing by Anooraq to Amplats following the asset disposal and interest standstill agreement (approximately ZAR1 billion (US$125 million)) will be consolidated under one new debt facility (the “Consolidated Debt Facility”).

4.5
Amplats will provide further debt funding to Anooraq under the Consolidated Debt Facility of an amount of up to ZAR1.3 billion (US$163 million), with a maximum total facility limit of ZAR2.3 billion (US$288 million). Anooraq will utilise this extended facility to fund its attributable share of the Brakfontein and MPH Delta 80 UG2 expansion projects, including the construction of a new UG2 concentrator plant at Bokoni Platinum Mine.

4.6
The Consolidated Debt Facility will be available to Anooraq for 9 years terminating on 31 December 2020 and will attract a variable interest rate. The variable interest rate will be determined by adding a fixed margin to 3-month JIBAR. The Consolidated Debt Facility will attract a reduced interest rate during the initial term (comprising the capital intensive phase of the growth operations at Bokoni Platinum Mine through to 2016) and escalating at an increased rate depending on the amount owing by Anooraq under the Consolidated Debt Facility over the funding period. The table below sets out the implied variable interest rate profile payable by Anooraq over the funding period term.

Debt balance	2012 (%)	2013 (%)	2014 (%)	2015 (%)	2016 (%)	2017 (%)	2018 (%)	2019 (%)	2020 (%)
First tranche (ZAR1 billion)	0.0	0.0	0.0	2.5	5.0	7.5	10.0	15.0	15.0
Second tranche (ZAR1 billion)	5.0	5.0	10.0	10.0	12.5	15.0	15.0	20.0	20.0
Third tranche (ZAR300 million)	15.0	15.0	15.0	15.0	20.0	20.0	20.0	25.0	25.0
Estimated weighted average interest rate (%)	0.5	1.4	4.3	6.9	9.4	10.8	11.6	15.0	15.0

The weighted average interest rate is calculated based on the projected opening balance of the Consolidated Debt Facility in each forecast year. The weighted average interest rate under the Consolidated Debt Facility will escalate from 1% to approximately 12% up to 2018, thereby substantially reducing Anooraq’s current cost of debt (approximately 16%).

4.7
There will be no fixed repayment term for the Consolidated Debt Facility during the peak funding years while the Brakfontein and MPH Delta 80 UG2 expansion projects are still in their ramp-up phase through to 2016. Anooraq will be required to fully repay the Consolidated Debt Facility to Amplats by 31 December 2020. There will be no penalty for early repayment. Anooraq will be required to reduce the Consolidated Debt Facility owing to Amplats to an outstanding balance (including capitalised interest) of  ZAR1 billion (US$125 million) as at 31 December 2018, and  ZAR500 million (US$62.5 million) as at 31 December 2019.

4.8
Anooraq will be obliged to utilise 90% of its attributable share of free cash flows generated from Bokoni Platinum Mine operations to service the Consolidated Debt Facility and 10% of such free cash flow will be available to Anooraq.

4.9	Anooraq will not be required to effect any mandatory refinancing of the Consolidated Debt Facility during the debt term through to 2020.

4.10	Bokoni Platinum Mine will extend its existing concentrate purchase agreement with Amplats on the same terms and conditions for a period of eight years, terminating on 31 December 2020.

4.11	Anooraq will retain its existing option to acquire an ownership interest in Amplats’ Polokwane smelter complex on terms agreed between the Parties.

4.12
Amplats will provide Anooraq with a working capital facility at JIBAR plus 4% per annum of up to ZAR90 million (US$11 million) (including capitalised interest) to fund its general and administrative expenses. This will ensure that Anooraq has sufficient working capital to cover its corporate overheads through to 2015. The working capital facility is fully repayable by 31 December 2018.

4.13	Anooraq will receive an additional management incentive fee of up to 2% of the Bokoni group’s after tax profits if certain technical targets above budget plan, as agreed between the Parties, are met.

4.14
Amplats will continue to hold the B preference shares issued at the time of the Original Transaction (representing a 26% interest in Anooraq) until 31 December 2018. Atlatsa Holdings (Proprietary) Limited (formerly Pelawan Investments (Proprietary) Limited), being the 51% Black Economic Empowerment majority shareholder in Anooraq, will also extend its shareholding in Anooraq through to 31 December 2018.

4.15	Anooraq will not issue any new equity in terms of the Transaction and its fully diluted shares in issue will remain at 445 million shares in issue with major shareholders as follows:

Shareholder	No. of common shares	% of share capital
Atlatsa Holdings (formerly Pelawan)	227 million2	51%
Amplats (B preference shares)	116 million3	26%
Employee & Community Trusts	14 million	3%
Public (including common shares available pursuant to the incentive stock option plan)	88 million	20%

5.	New management team and operating protocol

The Parties have agreed to enhance the Bokoni Platinum Mine management team and implement a new management operating protocol, which will increase Amplats’ active involvement in areas of the operations relating to mining, processing and capital projects execution. The new joint venture operating protocol will see both Amplats and Anooraq providing management support services at the Bokoni Platinum Mine operations pursuant to a new management services agreement.

The Bokoni Platinum Mine operations will be lead by Mr. Dawid Stander, in his capacity as Managing Director of Bokoni Platinum Mine with effect from 1 February 2012. For further details on Mr. Stander’s appointment, please view Anooraq’s announcement of 1 February 2012.

6.	Conditions precedent

The implementation of the Transaction will be subject, inter alia, to the fulfillment of the following conditions precedent:

▪ conclusion of the requisite definitive agreements;
▪ approval of the definitive agreements by the Amplats Board and Anooraq special committee of independent directors and board of directors;
▪ approval of the Transaction by the relevant regulatory authorities including the TSX Venture Exchange, Johannesburg Stock Exchange, NYSE Amex and the South African Department of Mineral Resources; and
▪ approval by Anooraq shareholders, where required, in a general meeting.

7.	Further cautionary announcement

Further details relating to the Transaction will be communicated to shareholders in due course.

Further to the cautionary announcements by Anooraq dated 13 May 2011, 28 June 2011, 10 August 2011, 21 September 2011, 2 November 2011 and 15 December 2011, Anooraq shareholders are advised that the financial effects of the Transaction are still being determined and may have a material effect on the price of Anooraq securities. Accordingly, Anooraq shareholders are advised to continue exercising caution when dealing in Anooraq securities until a further announcement is made.

A further announcement will be released on the Securities Exchange News Service, filed on SEDAR and published in the South African press as soon as the definitive agreements have been signed and the financial effects have been finalised.

Johannesburg
2 February 2012
www.angloamericanplatinum.com
www.anooraqresources.com

____________________________
2 Includes 111.2 million B preference shares convertible into Anooraq common stock after 31 December 2018.
3 The B preference shares are convertible into Anooraq common stock after 31 December 2018.

Contact information:

On behalf of Anooraq
Joel Kesler Executive: Corporate Development Office: +27 11 779 6800 Mobile: +27 82 454 5556
Russell and Associates Nicola Taylor Office: +27 11 880 3924 Mobile: +27 82 927 8957
Macquarie First South Capital (Pty) Ltd Melanie de Nysschen / Annerie Britz / Yvette Labuschagne Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Transaction and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: that the Transaction will receive necessary regulatory approvals and complete in a timely manner, Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•	uncertainties related to the completion of the Transaction and receipt of necessary regulatory approvals;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
	o	expected effective future tax rates in jurisdictions in which our operations are located;
	o	the protection of the health and safety of mine workers; and
	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)

Date:	February 14, 2012	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer